October 29, 2010

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

RE:	Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2010
File No. 001-12079

Dear Mr. Owings:

This letter is being furnished on behalf of Calpine Corporation in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in a letter addressed to Jack A Fusco, President and Chief Executive Officer of Calpine Corporation, dated September 30, 2010 (the “Comment Letter”), with respect to the above referenced filings. As used in this letter, “we,” “us,” “our,” the “Company” and “Calpine” refer to Calpine Corporation and its subsidiaries unless the context requires otherwise.

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-K for period ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.	Please revise your disclosure to separately discuss the changes from period to period with respect to commodity revenue and commodity expense, as you seem to present these collectively. Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Mr. H. Christopher Owings

United States Securities and Exchange Commission

October 29, 2010

Response:

The Company discusses the changes between commodity revenues and commodity expense, collectively because that is the manner in which management evaluates the performance of our business. In our competitive markets, primarily Texas and California, the price of natural gas typically determines the price of power because the price of power is determined by the variable operating cost of the next marginal generator to be dispatched to meet demand. The primarily variable operating cost price setter in these markets is natural gas. Additionally, the combined presentation represents the closest GAAP measurement/calculation to Commodity Margin as a significant factor affecting financial performance. The Company’s disclosures reflect management’s approach to measuring the Company’s performance and, accordingly, the Company believes that they meaningfully add to investors’ understanding of its business and results of operations. Therefore, the Company believes that its disclosures are adequate and revision of the Company’s 2009 Form 10-K is not required. The Company’s rationales are further outlined below.

Because the price of power and natural gas move together and are directly correlated to each other, the Company’s financial performance is heavily dependent upon how it manages its fleet of power plants as well as its hedging and optimization activities to maximize the spread between its commodity revenue and commodity expense. Accordingly, the Company discusses commodity revenues and expenses on a collective basis as evaluated by its management. The Company has illustrated the relationship in the graph below which presents commodity revenues, commodity expenses and the price of natural gas for each of the quarterly periods ended in 2009, and for the quarterly periods ended March 31, 2010 and June 30, 2010, which shows the high correlation between our price of natural gas to our commodity revenues and commodity expenses.

Mr. H. Christopher Owings

United States Securities and Exchange Commission

October 29, 2010

Further, the Company believes that the Commission’s requirements support its presentation format. The Staff references Item 303(a) of Regulation S-K and the Commission’s release No. 33-8350. Pursuant to Item 303(a) of Regulation S-K, discussion of financial condition, changes in financial condition and results of operations should include “[s]uch other information that the registrant believes to be necessary to an understanding of its financial condition, changes in financial conditions and results of operations” and “describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” On page 8 and 9 of the Company’s 2009 Form 10-K, the Company provided the following related disclosures under “Our Power Market Economics:”

“The market spark spread, sales of RECs, revenues from steam sales and the results from our marketing, hedging and optimization activities are the primary components of our Commodity Margin and contribute significantly to our financial results.

. . . in a competitive market, the price of power typically is related to the variable operating costs of the marginal generator, which is the last unit to be dispatched in order to meet demand. Our fleet is modern and more efficient than the average generation fleet; accordingly, we run more and earn incremental margin in markets in which less efficient natural gas units frequently set the power price. In such cases, our

Mr. H. Christopher Owings

United States Securities and Exchange Commission

October 29, 2010

margin is positively correlated with how much more efficient our fleet is than our competitors’ fleets and with higher natural gas prices.

In markets where natural gas is often the price-setting fuel, such as in Texas and California, increases in natural gas prices may increase our unhedged Commodity Margin in any given year because our combined-cycle power plants in those markets are more fuel-efficient than conventional gas-fired technologies and peaker power plants. Conversely, decreases in natural gas prices tend to decrease our unhedged Commodity Margin. In other cases, changes in natural gas prices can have a neutral impact on us in the short term, such as where we have entered into tolling agreements under which the customer provides the natural gas and in return we convert it to power for a fee, or where we enter into indexed-based agreements with a contractual Heat Rate at or near our actual Heat Rate for a monthly payment.”

The Company repeated certain disclosures related to its Commodity Margin on page 59 within the discussion of “Our Market and Our Key Financial Performance Drivers” in the MD&A section of the Company’s 2009 Form 10-K:

“The market spark spread, sales of RECs, revenues from steam sales and the results from our marketing, hedging and optimization activities are the primary components of our Commodity Margin and contribute significantly to our financial results.”

The Company discloses changes in its Commodity Margin on a segment basis within the MD&A and the underlying reasons for such changes from period to period to provide the reader with the best understanding of the Company’s results “through the eyes of management.”

In response to the Staff’s comment, we will explain in future Form 10-Q and Form 10-K filings why our commodity revenues and commodity expenses are best presented collectively substantially similar to the following:

“We evaluate our commodity revenues and commodity expenses on a collective basis because the price of power and natural gas move together as the price for power is generally determined by the variable operating cost of the next marginal generator to be dispatched to meet demand. The spread between our commodity revenue and commodity expense represents a significant portion of our Commodity Margin. Our financial performance is correlated to how we maximize our Commodity Margin through management of our portfolio of power plants, as well as our hedging and optimization activities. See additional segment discussion in “Commodity Margin and Adjusted EBITDA.”

Exhibit Index, page 21

2.	Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. As an example only, we

Mr. H. Christopher Owings

United States Securities and Exchange Commission

October 29, 2010

note that you have not provided schedules and/or exhibits to the material agreements filed as Exhibit 10.1.7, the Amended and Restated Credit Agreement, dated as of November 24, 2009. While Item 601 (b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements.

Response:

The Company performed a review of its material agreements. The exhibits listed below from our 2009 Form 10-K and Form 10-Q for the quarter ended June 30, 2010 omitted certain supplemental schedules (or similar attachments) which did not contain any material information otherwise unavailable in the Company’s public filings. The Company acknowledges that the Staff’s position is that material contracts filed pursuant to Item 601(b)(10) of Regulation S-K must be filed in their entirety. Accordingly, the Company filed the agreements listed below in their entirety, including the supplemental schedules and similar attachments, with our Form 10-Q for the quarter ended September 30, 2010, filed with the Commission on October 28, 2010. At the time the Company filed the exhibits, it requested confidential treatment of information contained in certain schedules pursuant to the Commission’s rules for applications for confidential treatment (as noted below).

Exhibit Number	Description

2009 Form 10-K

10.1.1.1	Credit Agreement, dated as of January 31, 2008, among the Company, as borrower, Goldman Sachs Credit Partners L.P., Credit Suisse, Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc., as co-documentation agents and as co-syndication agents, General Electric Capital Corporation, as sub-agent for the revolving lenders, Goldman Sachs Credit Partners L.P., as administrative agent and as collateral agent and each of the financial institutions from time to time party thereto †

Form 10-Q, June 30, 2010

10.5	Credit Agreement dated as of June 8, 2010, among New Development Holdings, LLC, as Borrower, The Lenders Party Hereto and Credit Suisse AG, as Administrative Agent and Collateral Agent; Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and Deutsche Bank Securities Inc., as Joint Bookrunners and Joint Lead Arrangers; Credit Suisse AG as Syndication Agent; Credit Suisse AG, Citibank, N.A., and Deutsche Bank Trust Company Americas as Co-Documentation Agents

†	The Company has requested confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended, with respect to portions of this agreement. Therefore portions of this agreement have been omitted.

Mr. H. Christopher Owings

United States Securities and Exchange Commission

October 29, 2010

In its review, the Company also determined that the Purchase and Sale Agreement by and between Riverside Energy Center, LLC and Calpine Development Holdings, Inc., as Sellers and Public Service Company of Colorado, as Purchaser dated as of April 2, 2010, and the Purchase Agreement by and among Pepco Holdings, Inc., Conectiv, LLC, Conectiv Energy Holding Company, LLC and New Development Holdings, LLC dated as of April 20, 2010, were inadvertently listed as Exhibits 10.1 and 10.2, respectively, to the Company’s Form 10-Q for the quarter ended June 30, 2010, implying that they are classified as “material contracts” under Item 601(b)(10) of Regulation S-K, when they should have been listed as Exhibit 2 items, and classified as plans of acquisition or disposition under Item 601(b)(2) of Regulation S-K. Item 601(b)(2) provides, in part, that “[s]chedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” We confirm that the schedules and exhibits to these agreements do not contain information material to an investment decision that is not otherwise disclosed in our public filings. In our future Form 10-K filings, we will correctly number each agreement as an Exhibit 2 item with lists briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request, as required by Item 601(b)(2) of Regulation S-K.

In its review, the Company also determined that the following agreements filed as exhibits to our 2009 Form 10-K are not material to the Company and, as a result, such agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In light of this determination, the Company will no longer include these agreements as exhibits to its periodic reports going forward.

Exhibit Number	Description
10.1.5	Credit Agreement, dated as of June 24, 2004, among Riverside Energy Center, LLC, the Lenders named therein, Union Bank of California, N.A., as the Issuing Bank, Credit Suisse First Boston, acting through its Cayman Islands Branch, as Lead Arranger, Book Runner, Administrative Agent and Collateral Agent, and CoBank, ACB, as Syndication Agent

10.1.6	Credit Agreement, dated as of June 24, 2004, among Rocky Mountain Energy Center, LLC, the Lenders named therein, Union Bank of California, N.A., as the Issuing Bank, Credit Suisse First Boston, acting through its Cayman Islands Branch, as Lead Arranger, Book Runner, Administrative Agent and Collateral Agent, and CoBank, ACB, as Syndication Agent

10.1.7	Amended and Restated Credit Agreement, dated as of November 24, 2009, among Calpine Steamboat Holdings, LLC, Calyon New York Branch, as lead arranger, co-book runner, administrative agent, collateral agent and Security Fund LC issuer, WestLB AG, New York Branch, as lead arranger, co-book runner and syndication agent, CoBank ACB and The Bank of Tokyo-Mitsubishi UFJ, LTD., New York Branch, as lead arrangers, co-book runners and co-documentation agents, Landesbank Hessen-Thüringen, Natixis, New York Branch, The Governor & Company of the Bank of Ireland and Bayerische Hypo-Und Vereinsbank AG, New York Branch, as lead arrangers, and the lenders named therein

Mr. H. Christopher Owings

United States Securities and Exchange Commission

October 29, 2010

The Company’s determination was based upon a review of both quantitative and qualitative factors. In each case, the individual debt outstanding under each agreement as of both December 31, 2009 and September 30, 2010 is less than 3% of total assets and less than 5% of the Company’s total debt and less than 10% for all measurements when all three agreements are considered in the aggregate. Additionally, the generation from the assets that secure each of the credit agreements was less than 5% of the Company’s actual generation for 2009 and less than 10% when considered in the aggregate. On a qualitative basis, the Company’s recent acquisition of power plants from Conectiv Energy as disclosed in its Form 10-Q for the quarter ended June 30, 2010, has provided the Company with significant additional scale since 2009 and our Rocky Mountain and Riverside credit agreements are expected to be repaid in full prior to December 31, 2010.

Proxy Statement of Schedule 14A filed April 5, 2010

Corporate Governance Matters, page 11

3.	Please ensure that your disclosure explains why you have determined that your leadership structure is appropriate given your particular circumstances. You state that you believe shareholders are best served by separating the two roles, however, you do not explain why. Please revise. Refer to Item 407(h) of Regulation S-K.

Response:

The Company advises the Staff that in its Proxy Statement for the 2011 annual meeting of shareholders, it will include clarifying disclosure to the following effect, provided that it is still consistent with the Company’s leadership structure and rationales at that time.

“Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board believes that there is no single, generally accepted approach to providing Board leadership and that, given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. Upon emergence from Chapter 11

Mr. H. Christopher Owings

United States Securities and Exchange Commission

October 29, 2010

bankruptcy in 2008, the newly constituted Board believed that the interests of the company and its shareholders would be better served by separating the positions of Chief Executive Officer and Chairman of the Board. The Board believed as the Company transitioned from Chapter 11 bankruptcy it would be important to have:

•	the Chief Executive Officer and management focused on managing the business of the Company,

•	the Board of Directors providing independent oversight of management and the Chief Executive Officer, and

•	the Chairman of the Board of Directors providing strategic direction and guidance.

At present, the Board has chosen to continue separating the two roles. We believe that our current leadership structure promotes balance between the authority of those who oversee our business and those who manage it on a day-to-day basis. Nevertheless, the Board believes that it is important to retain the organizational flexibility to determine whether the roles of the Chairman of the Board and Chief Executive Officer should be separated or combined in one individual. The Board periodically evaluates whether the Board leadership structure should be changed in light of specific circumstances applicable to us.”

Business relationships and Related Party Transaction Policy, page 13

4.	Please describe the registrant’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Specifically, please disclose the standards to be applied pursuant to such policies and procedures. See Item 404(b)(1)(ii) of Regulation S-K.

Response:

The Company advises the Staff that in its Proxy Statement for the 2011 annual meeting of shareholders, it will include clarifying disclosure to the following effect.

“Business Relationships and Related Party Transactions Policy

We have adopted a written policy regarding approval requirements for related person transactions. Under our related person transactions policy, our Chief Legal Officer is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in the transaction. Under our policy, (i) transactions that involve directors, director nominees, executive officers, significant shareholders or other “related persons” in which the Company is or will be a participant and (ii) of the type that must be disclosed under the Commission’s rules must be referred by the Chief Legal Officer to our Audit Committee for the purpose of determining whether such transactions are in the best interests of the Company. Under our policy, it is the responsibility of the individual directors, director

Mr. H. Christopher Owings

United States Securities and Exchange Commission

October 29, 2010

nominees, executive officers and holders of five percent or more of the Company’s Common Stock to promptly report to our Chief Legal Officer all proposed or existing transactions in which the Company and they, or any related person of theirs, are parties or participants. The Chief Legal Officer (or the Chief Executive Officer, in the event the transaction in question involves the Chief Legal Officer or a related person of the Chief Legal Officer) is then required to furnish to the Chairman of the Audit Committee reports relating to any transaction that, in the Chief Legal Officer’s judgment, may require reporting pursuant to the Commission’s rules or may otherwise be the type of transaction that should be brought to the attention of the Audit Committee. The Audit Committee considers material facts and circumstances concerning the transaction in question, consults with counsel and other advisors as it deems advisable, and makes a determination or recommendation to the Board of Directors and appropriate officers of the Company with respect to the transaction in question. In its review, the Audit Committee considers the nature of the related person’s interest in the transaction, the material terms of the transaction, the relative importance of the transaction to the related person, the relative importance of the transaction to the Company and any other matters deemed important or relevant. Upon receipt of the Audit Committee’s recommendation, the Board of Directors or officers, take such action as deemed appropriate in light of their respective responsibilities under applicable laws and regulations.”

Compensation Discussion and Analysis, page 20

Determining Executive Compensation, page 21

5.	We note your indication that Towers Watson reviewed three sources of data related to executive compensation “that provide summarized data on levels of base salary, target annual incentives and stock-based and other long-term incentives.” It is not clear, however, why Towers Watson reviewed these additional sources, how they were used and what, if any, findings Towers Watson made as a result of the review. Please revise.

Response:

We state in the paragraph preceding the excerpt cited by the Staff: “To help us evaluate our overall 2009 compensation, Towers Watson analyzed publicly available information, including proxy data, as well as recent market trends and certain executive compensation surveys as described below” (emphasis added). As disclosed in the proxy statement, these executive compensation surveys consisted of the “(i) Energy Merchants & Traders Data from 20 companies that participated in the Towers Watson Energy Marketing and Trading Survey; (ii) Energy Services data for power operations positions in 21 companies with more than 10,000 MW of power generation capacity that participated in the Towers Watson Energy Executive Compensation Database; and (iii) general industry data for 87 companies with annual revenues of $6 billion to $10 billion that participated in the Towers Watson General Industry Compensation Database.

Mr. H. Christopher Owings

Unite States Securities and Exchange Commission

October 29, 2010

The third source of data noted above was one of a range of factors considered as a general reference for evaluating Mr. Deidiker’s total pay. The Compensation Committee considered this source of information specifically in reference to Mr. Deidiker because his position is not often among the named executive officer positions disclosed in proxy statements. No specific findings were made other than a determination that Mr. Deidiker’s total pay was generally consistent with this industry data and, as a result, no adjustments were made to it. The other two sources of data were only used in evaluating the total pay for our Section 16 officers other than our named executive officers. In its Proxy Statement for the 2011 annual meeting of shareholders, the Company will only make reference to sources of data used in connection with the determination of named executive officer compensation.

Equity Compensation, page 26

6.	Please clarify how you determine the amount of equity compensation to award to each named executive officer. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

The amounts for Messrs. Fusco, Miller and Hill’s grants were determined in consideration of general market pay trends in the industry, an evaluation of the Company’s and each individual executive officer’s performance, and, in consideration of internal equity, by reference to the December 2008 stock option grant received by Mr. Rauf upon his promotion to Executive Vice President. The amount of equity compensation awarded to Messrs. Fusco, Miller and Hill was not determined by a formula. In determining the awards the Company considered the grants that were made to each executive officer upon his hiring in 2008, the relative contribution of each executive officer to company results, and the need to provide sufficient retention and motivation incentives to senior executives. The award made to Mr. Deidiker represented a sign-on grant of 50,000 stock options granted in connection with his joining the Company as Senior Vice President and Chief Accounting Officer in January 2009, vesting in three equal annual installments, and was consistent with the Company’s practice of making sign-on grants to attract and reward key senior executives.

Mr. H. Christopher Owings

United States Securities and Exchange Commission

October 29, 2010

*****

As requested in the Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any under person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will be pleased to respond promptly to any requests for additional information. My phone number is (713) 570-4654 and my fax number is (713) 353-9167.

Sincerely,

/s/ Kenneth A. Graves
Kenneth A. Graves
Vice President and Interim Chief Accounting Officer

cc:	Mara L. Ransom
(United States Securities and Exchange Commission)